Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Macquarie Infrastructure Company LLC:

We consent to the incorporation by reference in the registration statements (Nos. 333-181779, 333-144016, and 333-125226) on Form S-8 of Macquarie Infrastructure Company LLC of our reports dated February 20, 2013 with respect to the consolidated balance sheets of Macquarie Infrastructure Company LLC as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal controls over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Macquarie Infrastructure Company LLC.

/s/ KPMG LLP

Dallas, Texas
February 20, 2013